SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under Securities Exchange Act of 1934
(Amendment No. 47)
Food Technology Service, Inc.
(formerly Vindicator, Inc.)

(Name of Issuer)
Common Shares, $0.01 Par Value

(Title of Class of Securities)
344798103

(CUSIP Number)
Neil J. Gotfrit, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) (“MDS Nordion”)
447 March Road
Ottawa, Ontario, Canada K2K 1X8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐
Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 13 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	344798103	Page	1	of	5

1	NAMES OF REPORTING PERSONS: MDS Nordion

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC & Affiliate

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,013,357 (post reverse stock split 4:1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,013,357 (post reverse stock split 4:1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,013,357 (post reverse stock split 4:1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	344798103	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Laboratoires MDS Quebec Ltée

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Affiliate

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Quebec, Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,013,357 (post reverse stock split 4:1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,013,357 (post reverse stock split 4:1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,013,357 (post reverse stock split 4:1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	344798103	Page	3	of	5

1	NAMES OF REPORTING PERSONS: MDS INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC & Affiliate

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,013,357 (post reverse stock split 4:1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,013,357 (post reverse stock split 4:1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,013,357 (post reverse stock split 4:1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.	Security and Issuer

Shares of Common Stock, $0.01 par value Food Technology Service, Inc. 502 Prairie Mine Road Mulberry, Florida 33860 USA

Item 2.	Identity and Background

N/A

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction

Item 4 is hereby amended.

FTSI has incurred indebtedness to MDS Nordion. A portion of that indebtedness, namely $363,194US (the “Convertible Indebtedness”) is convertible into common shares of FTSI at 70% of the closing price on the last trade date prior to the date of exercise of the conversion right.

As of the close of business July 3, 2006, the shares of FTSI were subject to a reverse stock split 4:1.

Since the 13D Amendment 46, filed with the SEC in February, 2006, (which calculated the beneficially owned shares prior to the reverse stock split, based on the closing share price on February 8, 2006 i.e., 70% of $0.85 or $0.5950) the closing share price of FTSI post reverse stock split was $2.51 as of July 11, 2006. The conversion price therefore on July 11, 2006 is $1.757 (70% of $2.51).

At the close of business on July 11, 2006, Nordion beneficially owned (post reverse stock split 4:1), 1,013,357 shares of stock, which constitutes approximately 34.19% of the outstanding shares of FTSI. The number of shares beneficially owned as of July 11, 2006 has been computed by aggregating (i) the number of shares that Nordion actually owns; and (ii) the number of shares into which Nordion could elect to convert the Convertible Indebtedness on the basis of the closing price on July 11, 2006 (i.e., 70% of $2.51) or 206,712 shares. 2,756,435 shares of Food Technology Service Inc. were issued and outstanding as of July 11, 2006.

Item 5.	Interest in Securities of the Issuer

See Item 4 and 6.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter Agreement dated November 15, 2005, MDS Nordion extended its waiver of right of conversion of interest accruing on FTSI Convertible Indebtedness to January 1, 2007.

Item 7.	Materials to be filed as Exhibits

N/A

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: February 13, 2006

MDS NORDION, a division of MDS (Canada) Inc.

	By:	/s/ Neil J. Gotfrit

	Name:	Neil J. Gotfrit
	Title:	Associate General Counsel & Secretary

MDS INC.

	By:	/s/ Peter E. Brent

	Name:	Peter E. Brent
	Title:	Senior Vice President & General Counsel & Corporate Secretary

LABORATOIRES MDS QUEBEC LTEE.

	By:	/s/ Peter E. Brent

	Name:	Peter E. Brent
	Title:	Vice President & Corporate Secretary